Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

September 25, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Amendment No. 1 to Registration Statement on Form F-1
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (together with its subsidiaries, the “Company”), we are filing herewith an amendment (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We enclose herewith five (5) courtesy copies of the Amendment No. 1, which has been marked to show changes to the Company’s registration statement on Form F-1 filed with the Commission on September 18, 2017 (the “September 18 Filing”).

The Company has responded to the comments contained in the comment letter dated September 22, 2017 from the Staff (the “Staff”) of the Commission (the “September 22 Comment Letter”) by revising the September 18 Filing or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the September 18 Filing to update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments in the September 22 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

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Risk Factors

Risks Relating to Our Business and Industry

If we are unable to maintain low delinquency rates for transactions facilitated by us..., page 26

1.	Please revise your next amendment to discuss your collections and recoveries for principal and financing service fees, specifically focusing on loans delinquent for more than 90 calendar days and your historical success in collecting amounts past due more than 90 days.

The Company respectfully advises the Staff that the risk factor relating to the Company’s collection efforts was included on page 43 of the September 18 Filing. In response to the Staff’s comment, the Company has moved such risk factor to page 27 of the Amendment No. 1 in order to give it greater prominence. The Company has also added the disclosure as to loans delinquent for more than 90 calendar days on page 27 of the Amendment No. 1.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities, page 34

2.	We note your response and revisions in response to comment 2. You state among other things, that you believe you are not operating a financing guarantee business and as such, you do not plan to seek the requisite regulatory approval. Based on these statements, it is unclear whether you view the risks imposed by the new Financing Guarantee Rules as significant such that they would render your offering speculative or risky. Refer to Item 3 of Form F-1 and Item 503(c) of Regulation S-K. In light of your disclosures on pages 167 and 170 that you must repay your institutional funding partners either “all loan principals and fees payable” or up to the “pre-agreed rate of return” when borrowers default on loans indirectly funded by, or subsequently transferred to, your institutional funding partners, either quantify the loan guarantee risk by disclosing that transactions subject to this risk represented 48.1% of the total amount of transactions facilitated for the six month period ended June 30, 2017 (refer to disclosure on page 111), or otherwise re-evaluate the significance of this risk as it pertains to this offering.

In response to the Staff’s comment, the Company has moved the risk factor relating to regulations of financing guarantee companies to page 30 of the Amendment No. 1 to give its greater prominence. The Company has also added the disclosure as to its arrangements with institutional funding partners which fund on-balance sheet transactions.

Business

Strengths and Strategies

Credit Approval and Servicing Process

Stage 5: Servicing and Collection, page 177

3.	We note your response to comment 3. Please further revise to disclose that substantially all of your charge-offs in recent periods were due to amounts still outstanding 180 calendar days past due.

In response to the Staff’s comment, the Company has revised the disclosure on page 179 of the Registration Statement.

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Allowance for loan principal and financing service fee receivables, page F-23

4.	We note the change in your charge-off policy. Please tell us how you considered ASC 250-10-45 as to whether this was a change in estimate or correction of an error in previously issued financial statements. In order to provide investors with an understanding of the nature of the change or error and the related corrections, please disclose the correction in the footnotes of the current period financial statements in accordance with ASC 250-10-50.

The Company respectfully advises the Staff that the change in the charge-off policy was a correction of an error in the previously issued consolidated financial statements in accordance with ASC 250-10-45. In response to the Staff’s comment, the Company disclosed the correction in Note 2 of the current period financial statements.

The error relating to the charge-off policy in the 2015 and 2016 audited financial statements is not material pursuant to the guidance outlined in Staff Accounting Bulletin (“SAB”) Topic 1.M. The following summarizes the Company’s analysis in accordance with ASC 250-10-S99-1 (Topic 1.M/SAB 99) and ASC 250-10-S99-2 (Topic 1.N/SAB 108).

Quantitative Assessment of the Error

The following table presents the assessment of the quantitative impact of the errors on the Company’s consolidated statements of comprehensive income using both the “Rollover” method and “Iron Curtain” method as discussed in ASC 250-10-S99-2 (Topic 1.N/SAB 108) and the impact on the Company’s consolidated balance sheets, statement of change in shareholder’s equity / (deficit) and statement of cash flows.

Statement of comprehensive income	The misstatement has no impact on any line item on the statement of comprehensive income for the years ended December 31, 2015 and 2016.

Consolidated Balance sheet

The misstatement has no impact on total assets, total liabilities and shareholder’s equity / (deficit) on the consolidated balance sheet as of December 31, 2015 and 2016.

The gross loan balance only decreased by 0.53% and 1.14% as of December 31, 2015 and 2016, respectively, as a result of the error.

Statement of change in shareholder’s equity / (deficit)	The misstatement has no impact on the statement of change in shareholder’s equity / (deficit) for the years ended December 31, 2015 and 2016.

Statement of cash flows	The misstatement has no impact on the statement of cash flow for the years ended December 31, 2015 and 2016.

Qualitative Assessment of the Error

The Company also considered the qualitative impacts noted in ASC250-10-S99-1 as follows:

SAB 99 Considerations:	Company’s Assessment:
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The misstatement arises from an accounting estimate. The accounting estimate is subject to some judgment and is based upon the facts and circumstances of the individual borrowers.

Whether the misstatement masks a change in earnings or other trends.	No. The misstatement does not mask a change in earnings, revenue or other trends.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	No. The misstatement does not hide a failure to meet analysts’ expectations for the enterprise.

Whether the misstatement changes a loss into income or vice versa.	No. The misstatement has no impact on the income statement and does not change a loss into income or vice versa.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	No. The Company has only one reportable segment, and the misstatement does not affect the Company’s results of operations or profitability.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	No. The misstatement does not affect compliance with regulatory requirements.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	No. The misstatement has no effect on the Company’s compliance with loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management’s compensation.	No. The misstatement has no impact on management compensation.

Whether the misstatement involves concealment of an unlawful transaction.	No. The misstatement is unintentional and does not conceal an unlawful transaction.

Based on the foregoing analysis, the Company believes that the impact of correcting the error relating to the change in the charge-off policy is not material to the Company’s previously issued 2015 and 2016 consolidated financial statements from either a quantitative or qualitative perspective.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer

Carl Yeung, Chief Financial Officer

      Qudian Inc.

Daniel Fertig

David Lee

      Simpson Thacher & Bartlett

David Zhang

Benjamin Su

Steve Lin

      Kirkland & Ellis LLP

Ron Yan

      Ernst & Young Hua Ming LLP